March 08, 2024	510 Burrard St, 3rd Floor
Vancouver BC, V6C 3B9
www.computershare.com

To: All Canadian Securities Regulatory Authorities
 New York Stock Exchange

Subject: ENDEAVOUR SILVER CORP.

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :		Annual General Meeting
Record Date for Notice of Meeting :		April 04, 2024
Record Date for Voting (if applicable) :		April 04, 2024
Beneficial Ownership Determination Date :		April 04, 2024
Meeting Date :		May 28, 2024
Meeting Location (if available) :		Vancouver, BC
Issuer sending proxy related materials directly to NOBO:		No
Issuer paying for delivery to OBO:		No

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders		Yes
Beneficial Holders Stratification Criteria:		Not Applicable
NAA for Registered Holders		Yes
Registered Holders Stratification Criteria:		Not Applicable

Voting Security Details:
Description	CUSIP Number		ISIN
COMMON	29258Y103		CA29258Y1034

Sincerely,

Computershare

Agent for ENDEAVOUR SILVER CORP.